Mail Stop 3561

August 7, 2008

Alan M. Meckler
Chairman and Chief Executive Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, Connecticut 06820

> **Re:** **Jupitermedia Corporation**
> **Form 10-K**
> **Filed April 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **File No. 000-26393**

Dear Mr. Meckler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director